AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 8)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                     ---------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           BARBARA L. BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:
                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


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                  This Amendment No. 8 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent"), and by Corn
Acquisition  Corporation  (the  "Purchaser"),   a  Delaware  corporation  and  a
wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the
related  Letter  of  Transmittal   (which,   together  with  any  amendments  or
supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 13 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase or the Schedule 14D-1 as previously amended.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4(b) is hereby amended and supplemented as follows:

                  On November 11, 1998, Parent announced a plan to fund its recent seed company acquisitions through a series of financing transactions, a combination of divestitures, and cost reductions. The financing transactions include plans to raise up to $4 billion through the issuance of approximately $1 billion of common stock, approximately $500 million of adjustable conversion-rate equity security units and approximately $2.5 billion of long-term, unsecured debt. The proceeds of such transactions could be used to finance or refinance the acquisition of the Company.

                  Parent previously disclosed that it, Citibank and SSB had entered into a Commitment pursuant to which Citibank has agreed to provide Parent with commitments for senior debt facilities of $2 billion, consisting of an unsecured, revolving 364-day commercial paper backstop facility, and that the Commitment will terminate on November 16, 1998 unless the Facility closes on or before such date. The termination date under the Commitment has been extended to November 27, 1998, and Parent expects that the Facility will close on or before such date.

ITEM 10. ADDITIONAL INFORMATION.

                  Items 10(b) - (c) are hereby amended and supplemented as follows.

                  On November 12, 1998, Parent delivered to the Department of Justice (the "DOJ") a letter certifying that it has substantially complied with the second request that had been issued by the DOJ on June 2, 1998. The waiting period under the HSR Act expires at 11:59 p.m. eastern standard time on the tenth day following substantial compliance, which is on November 22, 1998.

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                  As previously disclosed, in connection with Parent's agreement with the staff of the Antitrust Division of the Department of Justice (pursuant to which Parent agreed that it would not consummate the Offer prior to the earlier of November 16, 1998 and the date that the Division notifies Parent that it is closing its review of the Offer), the expiration date of the Offer was extended until 5:00 p.m. eastern standard time on Monday, November 30, 1998. Although Parent and Purchaser believe that this schedule provides for adequate time to resolve with the Division any issues that may remain outstanding in connection with the Division's review of the Offer, there can be no guarantee that the Offer will be consummated on November 30, 1998.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)        --    Offer to Purchase, dated May 15, 1998.*
(a) (2)        --    Letter of Transmittal.*
(a) (3)        --    Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.*
(a) (4)        --    Letter to Clients for Use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.*
(a) (5)        --    Notice of Guaranteed Delivery.*
(a) (6)        --    Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*
(a) (7)        --    Text of press release issued by Parent and the Company on
                     May 11, 1998.*
(a)(7)(i)      --    Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)     --    Text of press release issued by Parent on June 3, 1998*
(a)(7)(iii)    --    Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)     --    Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)      --    Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)     --    Text of press release issued by Parent on September 14,
                     1998*
(a) (8)        --    Form of Summary Advertisement, dated May 15, 1998.*
(c) (1)        --    Agreement and Plan of Merger, dated as of May 8, 1998, by
                     and among the Company, the Purchaser and Parent.*
(c) (2)        --    Stockholders Agreement, dated May 8, 1998, among Parent,
                     the Voting Trustees and the Registered Holders.*
(c) (3)        --    Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c) (4)        --    Stockholders' Agreement, dated as of January 31, 1996,
                     between Parent and the other holders of Class A Shares of
                     the Company.*
(c) (5)        --    Registration Rights Agreement, dated as of January 31,
                     1996, between the Company and Parent.*
(c) (6)        --    Collaboration Agreement and License, dated as of January
                     31, 1996, between the Company and Parent.**
(c) (7)        --    Corn Borer-Protected Corn License Agreement, dated as of
                     January 31, 1996,


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                     between the Company and Parent.**
(c) (8)        --    Glyphosate-Protected Corn License Agreement, dated as of
                     January 31, 1996, between the Company and Parent.**
(c) (9)        --    CaMV Promoter License Agreement (Glufosinate-Protected
                     Corn), dated as of January 31, 1996, between the Company
                     and Parent.*
(d)            --    Not applicable.
(e)            --    Not applicable.
(f)            --    Not applicable.


____________________

*     Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.






















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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1998


                                     MONSANTO COMPANY

                                     By: /s/ Derek K. Rapp
                                        ----------------------------------------
                                        Name:  Derek K. Rapp
                                        Title: Director, Mergers & Acquisitions
                                                  (Authorized Officer)

                                     CORN ACQUISITION CORPORATION

                                     By: /s/ Barbara L. Blackford
                                        ----------------------------------------
                                        Name:  Barbara L. Blackford
                                        Title: President, Secretary & Treasurer
















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                                  EXHIBIT INDEX

    EXHIBIT              DESCRIPTION
       NO.               -----------
    -------
(a) (1)         --    Offer to Purchase, dated May 15, 1998.*
(a) (2)         --    Letter of Transmittal.*
(a) (3)         --    Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.*
(a) (4)         --    Letter to Clients for Use by Brokers, Dealers, Commercial
                      Banks, Trust Companies and Other Nominees.*
(a) (5)         --    Notice of Guaranteed Delivery.*
(a) (6)         --    Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.*
(a) (7)         --    Text of press release issued by Parent and the Company on
                      May 11, 1998.*
(a)(7)(i)       --    Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)      --    Text of press release issued by Parent on June 3, 1998.*
(a)(7)(iii)     --    Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)      --    Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)       --    Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)      --    Text of press release issued by Parent on September 14,
                      1998*
(a) (8)         --    Form of Summary Advertisement, dated May 15, 1998.*
(c) (1)         --    Agreement and Plan of Merger, dated as of May 8, 1998,
                      by and among the Company, the Purchaser and Parent.*
(c) (2)         --    Stockholders Agreement, dated May 8, 1998, among Parent,
                      the Voting Trustees and the Registered Holders.*
(c) (3)         --    Investment Agreement, dated as of January 31, 1996,
                      between the Company and Parent.*
(c) (4)         --    Stockholders' Agreement, dated as of January 31, 1996,
                      between Parent and the other holders of Class A Shares of
                      the Company.*
(c) (5)         --    Registration Rights Agreement, dated as of January 31,
                      1996, between the Company and Parent.*
(c) (6)         --    Collaboration Agreement and License, dated as of January
                      31, 1996, between the Company and Parent.**
(c) (7)         --    Corn Borer-Protected Corn License Agreement, dated as of
                      January 31, 1996, between the Company and Parent.**


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(c) (8)       --   Glyphosate-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**
(c) (9)       --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                   dated as of January 31, 1996, between the Company and
                   Parent.*
(d)           --   Not applicable.
(e)           --   Not applicable.
(f)           --   Not applicable.


____________________

*      Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.